AHC GROUP, INC.

Connell Corporate Center

300 Connell Drive, 5th Floor

Berkeley Heights, New Jersey 07922

Tel.: (908) 787-1700

February 19, 2009

Filed via EDGAR

David L. Orlic, Special Counsel

United States Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20249

Re:	AHC Group, Inc.
Form RW – Request to Withdraw
Registration Statement on Form S-4 (File No. 333-153000)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, AHC Group, Inc. (the “Company”) hereby respectfully applies to the U.S. Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the above-referenced Registration Statement on Form S-4 together with all amendments and exhibits thereto (the “Registration Statement”).

The Registration Statement was filed in connection with that certain Agreement and Plan of Merger, dated as of August 6, 2008, among the Company, Authentidate Holding Corp., Parascript, LLC, Parascript Management, Inc. and certain newly formed merger subsidiaries (the “Merger Agreement”). The reason for this withdrawal is that the Merger Agreement was terminated on January 21, 2009. As a result, the proposed business combination contemplated by the Merger Agreement will not occur.

The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless the Company receives notice from the Commission that this application will not be granted. Please provide the Company with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available at (212) 557-0295. The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account with the Commission for future use pursuant to Rule 457(p) of the Securities Act.

Securities & Exchange Commission

February 19, 2009

Your assistance in this matter is greatly appreciated. Please do not hesitate to contact the undersigned or Michael A. Goldstein, Esq. of Becker & Poliakoff, LLP at (212) 559-3322 with any questions you may have.

Very truly yours,

AHC GROUP, INC.

/s/ O’Connell Benjamin
Name:	O’Connell Benjamin
Title:	President

cc:	M. Goldstein, Esq.